January 25, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Mail Stop 6010
Re:	InterMune, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 0–29801
Dear Mr. Rosenberg,
We are furnishing this letter in response to your letter to Mr. John Hodgman dated December 28, 2007 regarding the above referenced filing. Each of our responses to the questions you raised in the December 28 letter, which have been repeated here for clarity, will be immediately below the question.
Item 1. Business
1. We note the following agreements have been described, but not filed as exhibits:
•	Collaboration agreements with Array BioPharma;

•	License and collaboration agreement with Maxygen Holdings, Ltd.;

•	Sale agreement with Three Rivers Pharmaceuticals, which provides for potential contingent payments; and

•	License agreement with Novartis.
Please file these agreements as exhibits or provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Please note that if these agreements were filed previously, you may amend your Form 10-K to incorporate the previously filed agreement by reference
Company Response
The Company respectfully advises the Staff that we believe we have been in compliance with Item 601(b)(10) of Regulation S-K in regards to the above referenced agreements. Regarding our license and collaboration agreement with Maxygen Holdings, Ltd. and our sale agreement with Three Rivers Pharmaceuticals, we do not believe either of these agreements is considered material or significant to our business. In relation to the license and collaboration agreement with Maxygen Holdings, Ltd., the development work performed over a period of several years did not provide sufficient data for us to continue investing further resources under this collaboration. Effective July 2007, as disclosed in our third quarter Form 10-Q filed November 9, 2007, we terminated this agreement. Our sale agreement with Three Rivers Pharmaceuticals was not material or significant to our business when completed in May 2005, including the contingent consideration component, thus we did not disclose specific financial terms. Future contingent milestones, when received, have been reported in other income and expense in our consolidated statements of operations and have not been considered material or significant at that time or for that particular reporting period.
Our collaboration agreements with Array BioPharma and license agreement with Novartis have also not been considered material up to and including our fiscal year 2006. Effective fiscal 2007, our lead hepatitis C virus (HCV) drug candidate compound ITMN-191 has entered clinical development and we are now investing material amounts of resources as a result. We believe these agreements are now material to our business and intend to file them as exhibits with our 2007 Form 10-K.
2. We note that CuraScript, Caremark and MerckMedco accounted for 57%, 22% and 11% of your total net product sales, respectively. It is not clear whether you have distribution agreements with these parties. If you have such agreements with these parties, please file them as exhibits. Alternatively, provide an analysis supporting your determination that they are not required to be filed pursuant to Item 601(b)(10).
Company Response
The Company respectfully advises the Staff that we have distribution agreements with each of the three (3) distributors identified by the Staff. We have determined that the agreements with these companies are not required to be filed as exhibits because they are of the type entered into in the ordinary course of business within the pharmaceutical industry and because our business is not substantially dependent on any one of these agreements. We believe that if any one of these agreements were to be cancelled or sales under any one of these agreements were significantly reduced, we could replace such agreement or sales volume by increasing product sales to one or more other distributors, including one or more of the other two major distributors (all of whom operate nation-wide), and/or by entering into additional arrangements with regional distributors.
Financial Statements
Consolidated Statements of Cash Flows, page 65
3. Please tell us whether you classified the auction rate preferred stock and other debt securities as cash equivalents or as available-for-sale securities. Please see Section

II, H, 3 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, November 30, 2006.
Company Response
The Company advises the Staff that the auction rate preferred stock and other debt securities have been classified as available-for-sale securities in our Consolidated Statements of Cash Flows. As indicated in Section II, H, 3 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, November 30, 2006, these securities do not meet the definition of cash equivalents.
Sponsored Research, License and Collaboration Agreements, page 77
Roche (Protease Inhibitors), page 77
4. With respect to your agreement with Roche, it appears that there is an obligation of management to participate in various joint committees. Please tell us how you have considered these agreements in determining your revenue recognition for the collaboration agreement. Please include a discussion of your rights and obligations and the term of your participation in the committees.
Company Response
The Company considers it’s Collaboration Agreement with Roche to be a revenue arrangement under which the Company provides multiple deliverables: (1) the license for ITMN-191 and other related compounds, (2) manufacturing and delivery of the active pharmaceutical ingredient for ITMN-191 to Roche, and (3) ongoing research and development services. The Company has assessed these deliverables under the guidance of Emerging Issues Task Force Issue No. 00-21: Revenue Arrangements with Multiple Deliverables (“Issue 00-21”) to determine which deliverables are considered separate units of accounting. Once the unit(s) of accounting is (are) identified, revenue is recognized under the guidance in SEC Staff Accounting Bulletin No. 104: Revenue Recognition (“SAB 104”). The Company has concluded that the license does not have value on a standalone basis apart from the other two deliverables. In addition, there is no objective and reliable evidence of fair value associated with the manufacturing and delivery of the active ingredient. Therefore, the upfront fee, together with the fee associated with the delivery of the active ingredient, are being recognized as revenue on a straight line basis over the estimated term of InterMune’s continuing involvement. This period is estimated to be 21 years and 5 months, which coincides with the estimated life of the Collaboration Agreement. The Collaboration Agreement will terminate upon expiration of the patent rights. All research conducted under this Collaboration Agreement is related to the existing set of patent rights, which patent rights expire no later than March 2028. Supplementally, we advise the Staff that in future filings commencing with our Form 10-K for the year ended December 31, 2007, we will clarify our accounting disclosures in relation to our continuing involvement with the Collaboration Agreement.
Over the 21 year and 5 month term of our continuing involvement in the Collaboration Agreement, the Company also participates in the Joint Steering Committee (JSC) and the various related subcommittees: Joint Research Committee (JRC), Joint Development and Commercialization Committee (JDCC) and the Joint Finance Committee (JFC). A brief discussion of the intended function of the JSC and its subcommittees follows.
The JSC was established shortly after the effective date of the Collaboration Agreement and its primary responsibility is to facilitate the overall strategic direction of the activities under the Collaboration Agreement, including co-funded development, co-commercialization or co-promotion, as may be necessary. The JSC is comprised of up to 3 representatives each from InterMune and Roche, none of whom may participate as members of any other committee. The JSC representatives maintain ongoing familiarity with the development and commercialization and the strategic direction of the collaborative efforts under the Collaboration Agreement. Each party may change its representatives to the JSC from time to time in its sole discretion, effective upon notice to the other party of such change. The Collaboration Agreement provides that the JSC shall meet at least two (2) times a year in accordance with a schedule established by mutual written agreement or as otherwise mutually determined. The JSC shall exist throughout the term of our continuing involvement.
The JRC was established to oversee the research program and has the following primary responsibilities: to confer regarding the status, progress and results of the Research Program and program’s results; discuss the overall strategy for the Research Program; oversee the exchange of information and consider issues of priority. The JRC is comprised of up to 2 representatives each from InterMune and Roche and shall maintain ongoing familiarity with the Research Program. Each party may change its representatives to the JRC from time to time in its sole discretion, effective upon notice to the other party of such change. The JRC shall exist until the expiration of the Research Program term, which is substantially shorter than the estimated term of continuing involvement noted above.
The JDCC was established to oversee development and consider and discuss strategic options related to commercialization and facilitate the development of a co-commercialization plan. The JDCC shall be comprised of up to 3 representatives of Roche and up to 3 representatives of InterMune. The JDCC representatives shall maintain ongoing familiarity with the development program and strategic options related to commercialization. Each Party may change its representatives to the JDCC from time to time in its sole discretion, effective upon notice to the other party of such change. The JDCC shall exist throughout the term of co-funded development and co-commercialization under this Collaboration Agreement, which would coincide with the estimated term of continuing involvement noted above.

The JFC was established to oversee the financial, budgetary and accounting issues that arise in connection with the Collaboration Agreement. The JFC shall be comprised of up to 2 representatives of Roche and up to 2 representatives of InterMune. The JFC meets as frequently as members of the JSC determine is required, but in no event, less frequently than twice every calendar year. The JFC shall exist throughout the term of our continuing involvement noted above.
In connection with our response to your questions, we also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,
/s/ John C. Hodgman
John C. Hodgman
Chief Financial Officer and Senior Vice President, Finance